UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Solta Medical, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88343R 10 1
(CUSIP Number)
March 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88343R 10 1

1	NAMES OF REPORTING PERSONS Institutional Venture Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,971,630 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,971,630 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,971,630 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to the statement on Schedule 13G is filed by Institutional Venture Partners VII, L.P. (“IVP VII”) and Institutional Venture Management VII, L.P. (“IVM VII,” together with IVP VII, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP VII. IVM VII serves as the general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VII holds no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 15, 2010.
(3) This percentage is calculated based upon 56,650,499 shares of the Common Stock outstanding (as of January 15, 2010), as set forth in the Issuer’s prospectus dated February 8, 2010, filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 8, 2010.

CUSIP No.	88343R 10 1

1	NAMES OF REPORTING PERSONS Institutional Venture Management VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,971,630 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,971,630 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,971,630 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) The shares are held by IVP VII. IVM VII serves as the general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VII holds no shares of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 15, 2010.
(3) This percentage is calculated based upon 56,650,499 shares of the Common Stock outstanding (as of January 15, 2010), as set forth in the Issuer’s prospectus dated February 8, 2010, filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 8, 2010.

CUSIP No.	88343R 10 1
Introductory Note: This Amendment No. 2 to the statement on Schedule 13G is filed on behalf of Institutional Venture Partners VII, L.P. and Institutional Venture Management VII, L.P. in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Solta Medical, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
Solta Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
25881 Industrial Boulevard
Hayward, California 94545

Item 2(a).	Name of Person(s) Filing:
Institutional Venture Partners VII, L.P. (“IVP VII”)
Institutional Venture Management VII, L.P. (“IVM VII”)

Item 2(b).	Address of Principal Business Office:
Institutional Venture Partners
3000 Sand Hill Road, Suite 290
Menlo Park, California 94025

Item 2(c).	Citizenship:
IVP VII and IVM VII are California limited partnerships.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:
88343R 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	88343R 10 1

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 2 to the statement on Schedule 13G is provided as of March 15, 2010:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class (1, 3)
IVP VII	1,971,630	0	1,971,630	0	1,971,630	1,971,630	3.5%
IVM VII (2)	0	0	1,971,630	0	1,971,630	1,971,630	3.5%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.

(2)	IVM VII serves as the general partner of IVP VII. As such, IVM VII possesses power to direct the voting and disposition of the shares owned by IVP VII and may be deemed to have indirect beneficial ownership of the shares held by IVP VII. IVM VII holds no shares of the Issuer directly.

(3)	This percentage is calculated based upon 56,650,499 shares of the Common Stock outstanding (as of January 15, 2010), as set forth in the Issuer’s prospectus dated February 8, 2010, filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 8, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	88343R 10 1
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2010

INSTITUTIONAL VENTURE PARTNERS VII, L.P. By its General Partner, Institutional Venture Management VII, L.P.
/s/ Geoffrey Y. Yang
Geoffrey Y. Yang
General Partner

INSTITUTIONAL VENTURE MANAGEMENT VII, L.P.
/s/ Geoffrey Y. Yang
Geoffrey Y. Yang
General Partner

Exhibit(s):
99.1:    Joint Filing Statement